SHIN CORPORATION

05007278

April 4, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 044/2005**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I & II) in March 2005

  Date: April 4, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED
APR 25 2005 E
THOMSON
FINANCIAL

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

dlw 4/18

Summary Translation Letter
To the Stock Exchange of Thailand
April 4, 2005

SH 044/2005

April 4, 2005

SUBJECT: REPORT ON THE RESULTS OF THE EXERCISE OF WARRANTS (ESOP GRANT I & II) IN MARCH 2005

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

The Details of ESOP	**ESOP Grant I**	**ESOP Grant II**
Issued Amount	29,000,000 units	18,083,700 units
Issued Dated	March 27, 2002	May 30, 2003
Exercise Price	Baht 17.567 per share	Baht 13.491 per share
Exercise Ratio	1 warrant per 1.01327 ordinary share	
Maturity of warrants	5 years from the first date of the issuance and offering of warrants	

The Company would like to report the results of the exercise of warrants to purchase the Company's ordinary shares to directors and employees of the Company in March 2005, as follows;

The Details of ESOP	**ESOP Grant I**	**ESOP Grant II**
The number of exercised warrants in this month	640,100 Units	- Units
The number of remaining unexercised warrants	13,523,400 Units	15,508,200 Units
The number of ordinary shares derived from this exercise	648,592 Shares	- Shares
The number of remaining ordinary shares reserved for warrants*	13,702,166 Shares	15,717,275 Shares

* Including the allocations of ordinary shares for adjustment to exercise price and exercise ratio had been approved by Annual General Meeting of the Shareholder for the year 2005.